Exhibit 99.2
Notice Pursuant to Section 4.9 of National Instrument 51-102
Names of the Parties to the Transaction
Plan of Arrangement as of May 3, 2006 pursuant to section 288 of the Business Corporations Act (British Columbia) involving:
Glamis Gold Ltd. (“Glamis”);
Western Silver Corporation (“Western”);
The shareholders of Western; and
Western Copper Corporation (“Western Copper”).
Description of the Transaction
Glamis acquired all of the issued and outstanding common shares of Western (“Western Shares”) by way of a court approved plan of arrangement under section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”). Pursuant to the Arrangement, holders of Western Shares received 0.688 (the “Exchange Ratio”) of a common share of Glamis (“Glamis Share”) and one common share of Western Copper (“Western Copper Share”), for each Western Share held.
Holders of Western options granted and outstanding immediately before the implementation of the Arrangement were exchanged for (i) a Glamis option pursuant to which such holders will be entitled to receive, upon exercise of the Glamis option, that number of Glamis Shares equal to the number of Western shares that was issuable upon exercise of the related Western option immediately before the implementation of the Arrangement multiplied by the Exchange Ratio, and (ii) a Western Copper option pursuant to which such holders will be entitled to acquire that number of Western Copper Shares equal to the number of Western Shares that was issuable upon exercise of the Western option immediately before the implementation of the Arrangement, each at exercise prices at described in the Arrangement.
The Arrangement was approved by shareholders of Western on May 1, 2006 and became effective on May 3, 2006.
Effective Date of Transaction
May 3, 2006
Names of Each Party that Ceased to be a Reporting Issuer Subsequent to the Transaction and Each Continuing Entity
Upon completion of the Arrangement, Western Silver became a direct wholly-owned subsidiary of Glamis. Glamis continues to be a reporting issuer in each jurisdiction of Canada where such a concept exists, and its financial year end continues to be December 31. Applications will be made to applicable securities regulatory authorities to have Western Silver deemed to have ceased to be a reporting issuer.
Upon completion of the Arrangement, Western Copper became a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. In addition, Western Copper will become a reporting issuer in Ontario upon the Western Copper Shares being listed on the Toronto Stock Exchange.
Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction
Western Copper’s first financial year end will be December 31, 2006.
Periods of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year Subsequent to the Transaction
Western Copper: sixth month period ended June 30, 2006; year ended December 31, 2006
Dated: May 5, 2006